Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of scPharmaceuticals Inc. of our report dated April 17, 2017, except for the Net Loss per Share disclosures included in Note 3 as to which the date is August 30, 2017 and the Reverse Stock Split paragraph of Note 2, as to which the date is November 6, 2017, relating to the financial statements of scPharmaceuticals Inc., appearing in the Registration Statement (No. 333-221077) on Form S-1, as amended and related Prospectus of scPharmaceuticals Inc.

/s/ RSM US LLP

Boston, Massachusetts
November 20, 2017